Exhibit 99.1

Date:	April 2, 2026
News Release:	26-10
Ticker Symbols:	TSXV: MOON; NASDAQ: BMM

Blue Moon Metals Closes Previously Announced Acquisition of the Gage Project Located in Washington County, Southern Utah and Appoints Reza Ehsani as Senior Vice President, Projects

TORONTO, Ontario – April 2, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) successfully closed its previously announced acquisition of the Gage Project (the “Gage Project”), located in Washington County, Southern Utah, USA, from Liberty Gold USA Inc. (“Liberty Gold USA”) a subsidiary of Liberty Gold Corp. (“Liberty Gold”) as described in the press release on March 18, 2026 (the “Acquisition”).

In connection with the closing of the Acquisition, Blue Moon wishes to highlight the following:

  The Acquisition is at arms’ length between the Company and Liberty Gold USA with no finders fees being paid on the Acquisition.
  The Gage Project consists of 181 unpatented mining claims located on Bureau of Land Management lands and two Utah School and Institutional Trust Lands Administration (“SITLA”) leases, for a total area of 5,916 hectares.
  As part of the Acquisition, Blue Moon issued 420,935 common shares of Blue Moon to Liberty Gold.
  As part of the Acquisition, Blue Moon assumes a 4.0% production royalty in respect of the SITLA leases for non-fissionable materials mined which increases to 8.0% for fissionable materials.
  As part of the Acquisition, Blue Moon granted a 2.0% net smelter returns royalty on mineral production from the claims in the Gage Project, excluding the land subject to SITLA leases, in favour of Liberty Gold USA, with an option in favour of the Company to repurchase 1.0% of the NSR at any time prior to achieving commercial production for a cash payment of US$2 million.

Appointment of Reza Ehsani to Senior Vice President, Projects

The Company is pleased to announce the appointment of Reza Ehsani as Senior Vice President, Projects. Mr. Ehsani has been with the Company over the past year, where he has played a key role in advancing the Company’s project portfolio and supporting critical development initiatives. Mr. Ehsani is a seasoned project executive with over 29 years of experience across the mining and metals, oil and gas, and infrastructure sectors. He has led the delivery of complex projects from early-stage studies through EPCM and construction, managing large, multidisciplinary teams. His experience spans project execution, contract negotiation, stakeholder and regulatory engagement, and full lifecycle cost and risk management.

“We are pleased to announce Mr. Ehsani’s appointment to Senior Vice President, Projects,” said Christian Kargl-Simard, CEO of Blue Moon. “Over the past year, Reza has been instrumental in advancing our project pipeline, and this appointment reflects both his contributions to date and the critical role he will continue to play as we move into the next phase of development. His technical expertise and execution-focused approach will be key as we progress our projects toward construction and operations.”

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals Corp, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial AS. More information is available on the Company's website (www.bluemoonmetals.com).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward looking information pertaining to the following: the expected benefits and synergies from the Acquisition; the potential of the Gage Project; the continued testing, exploration, mining and advancement of Blue Moon's operations across multiple jurisdictions; the contributions of the executive team of the Company and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: risks associated with the integration of the Gage Project operations; risks associated with mining operations in Utah; regulatory and permitting risks at the state and federal level including with respect to the development of the Gage Project; and management’s ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon's management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources at various sites; and the integration of the Gage Project operations.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

For further information: Blue Moon Metals Inc., Christian Kargl-Simard, CEO and Director, Phone: (416) 230 3440, Email: christian@bluemoonmetals.com